Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, OR INTO OR FROM ANY JURISDICTION IN WHICH THE SAME WOULD BE A VIOLATION OF THE LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

ABCAM PLC

Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM

and

Notice of General Meeting

Notice of General Meeting to be held on 11 November 2022

17 October 2022

CAMBRIDGE, Abcam plc, AIM:ABC and Nasdaq:ABCM (“Abcam” or the ”Company”), a global leader in the supply of life science research tools, today announces:

-  the Company’s intention to cancel the admission of its ordinary shares of nominal value 0.02 pence each (the “Ordinary Shares”) to trading on AIM (the “AIM Delisting”), subject to shareholder approval, with effect from 14 December 2022. Subject to shareholder approval, the Company’s last day of trading on AIM will be 13 December 2022. Abcam will retain the listing on the Nasdaq Global Select Market (“Nasdaq”) of American Depositary Shares, each representing one Ordinary Share (the “ADSs”), under ticker symbol “ABCM”, and all public trading of securities in the Company will take place on that exchange. Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in relation to the AIM Delisting; and

-  the posting of a circular to Abcam shareholders (the “Circular”), which contains further information on the AIM Delisting and the process to deposit Ordinary Shares for delivery of ADSs and notice of a general meeting to be held on 11 November 2022 at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX, United Kingdom at 2.00 p.m. (London time) (the “General Meeting”) at which shareholder approval will be sought, inter alia, for the AIM Delisting.

The Proposed AIM Delisting and the General Meeting

Highlights

•

Following the AIM Delisting, the Company’s ADSs will remain listed on Nasdaq, which will become the primary trading venue for its equity securities, and all public trading of securities in the Company will take place on that exchange.

•

The board of directors of the Company (the “Board” and the “Directors”) expects that the AIM Delisting and moving to a sole listing on Nasdaq will further enhance the liquidity of trading in the Company’s securities by combining on Nasdaq the volume of transactions from both Nasdaq and AIM.

•

The Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost, in connection with the AIM Delisting whether prior, on, or subsequent to 14 December 2022 (being the date on which the AIM Delisting takes effect).

Alan Hirzel, Chief Executive Officer of Abcam, said:

“This proposed listing change will make it possible for Abcam to attract more investors to our global business. With the change, we see a path to creating value by increasing stock trading liquidity for our current and potential shareholders. We are grateful to have the support from current shareholders for our proposal and look forward to attracting new life science investors to the Abcam story.”

The Company will today be posting the Circular to shareholders, which will set out further information on the process to deposit Ordinary Shares for delivery of ADSs, including personalised forms for those holders of certificated Ordinary Shares who wish to deposit their Ordinary Shares for delivery of ADSs, as well as containing the notice of General Meeting. Copies will also be available on Abcam’s website at https://corporate.abcam.com/.

Background

The Company was incorporated in 1998 and its Ordinary Shares have been admitted to trading on the AIM market of the London Stock Exchange since 2005. In October 2020, the Company completed a direct listing of ADSs representing 10,287,000 Ordinary Shares on Nasdaq. The listing of the ADSs on Nasdaq provided the Company with access to a broader US investor base, in particular from long-term life science investors, access to deeper US capital pools, and provided additional liquidity for the Company’s shareholders.

Since the listing of the ADSs on Nasdaq in October 2020, the number of Ordinary Shares, represented by ADSs, that are tradeable on Nasdaq has approximately tripled. As at 12 October 2022, being the last practicable date prior to the date of the CIrcular, approximately 14 per cent. of the Company’s Ordinary Shares are represented by ADSs tradeable on Nasdaq. While only 14 per cent. of our Ordinary Shares trade through ADSs in the US market, it represents approximately 24 per cent. of the overall average daily volume of the Ordinary Shares on both AIM and Nasdaq over the past one month to 12 October 2022.

The Company is not expecting any significant operating changes as a result of the AIM Delisting and is not proposing to alter its domicile or to relocate its global headquarters from Cambridge in the UK.

All shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time. Affiliates of the Company who deposit their ordinary shares may be subject to limitations on resale of ADSs under U.S. securities laws.

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders voting in a general meeting. Accordingly, the Board is seeking shareholder approval for the proposed AIM Delisting.

Reasons for the AIM Delisting

The Board has resolved, subject to shareholder approval, to implement the AIM Delisting for the following reasons:

•

The Board expects that delisting from AIM and maintaining a sole listing of ADSs representing the Company’s Ordinary Shares on Nasdaq will further enhance the liquidity of trading in the Company’s securities by combining on Nasdaq the volume of transactions from both markets (Nasdaq and AIM).

•

Delisting from AIM would remove certain complexities and duplication that comes with administering two listing regimes. For example, by simplifying shareholder communications and compliance with regulatory requirements and by reducing associated costs and demand for internal resources.

•

The Board expects that a Nasdaq-only listing structure will continue to attract the appropriate investor base and investment style, maximizing the Company’s ability to access deeper pools of capital, reflecting the Company’s global presence and aligning more closely with its peers in the global life science tools industry.

•

The Company will continue to attract research analyst coverage from industry participants knowledgeable of the global life science tools industry, driven by their current research of peer companies (many of which are Nasdaq-listed).

•	In addition, the Company maintains the option to use Nasdaq-listed ADSs as transaction consideration, providing more flexible financing for future acquisitions.

Accordingly, the Directors believe that it is in the best interests of the Company and its shareholders as a whole to cancel the admission of the Company’s Ordinary Shares to trading on AIM.

The Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Depositary in exchange for delivery of ADSs, without cost, in connection with the AIM Delisting prior to or on 14 December 2022 (being the date on which the AIM Delisting takes effect).

Effect of the AIM Delisting

If the Resolution is passed at the General Meeting, shareholders will no longer be able to buy and sell Ordinary Shares on AIM after 13 December 2022.

The section ‘Information for holders of Ordinary Shares’ below provides more detail on the process of depositing Ordinary Shares for delivery of ADSs.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be required to comply with the continuing obligations set out in the Disclosure Guidance and Transparency Rules (the “DTRs”) of the Financial Conduct Authority (the “FCA”) or, provided the Company’s securities remain outside the scope of the regulation, UK MAR. In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in the Company. The Company will, however, continue to comply with all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares following the AIM Delisting will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Company’s website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Details of the application of the City Code to the Company following the AIM Delisting are set out below.

Following the announcement, and effective date, of the AIM Delisting, holders of Ordinary Shares may choose to sell or otherwise dispose of their Ordinary Shares rather than deposit such Ordinary Shares for delivery of ADSs. However, if significant, any such sales of Ordinary Shares could have a negative effect on the value of the Ordinary Shares, as well as the trading price of the ADSs, which could inhibit other shareholders’ ability to sell or dispose of their Ordinary Shares at current trading prices.

Information for holders of Ordinary Shares

If the Resolution is passed at the General Meeting, the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 13 December 2022. Thereafter, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on Nasdaq in this form.

To sell Ordinary Shares on Nasdaq following the AIM Delisting, shareholders would need to deposit their Ordinary Shares for delivery of ADSs. Each ADS represents one Ordinary Share. This deposit can be made at any time, including before the AIM Delisting, subject in all cases to the provisions of, and the limitations set forth in, the Deposit Agreement. A copy of the Deposit Agreement has been filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on 14 March 2022. You may obtain a copy of the Deposit Agreement from the SEC’s website (www.sec.gov). Please refer to Commission File Number 333-249526 when retrieving such copy.

The Board considers that shareholders should consider depositing their Ordinary Shares for delivery of ADSs prior to the AIM Delisting on 14 December 2022 for the following reasons:

•

For those shareholders who hold their Ordinary Shares in certificated form and wish to deposit their Ordinary Shares for delivery of ADSs, the Company’s Receiving Agent, Equiniti, will facilitate, on the Company’s behalf, a block transfer process. Shareholders who hold their Ordinary Shares in certificated form will find enclosed a Certificated Transfer Form for use if they wish to deposit their Ordinary Shares for delivery of ADSs. Subject to the requisite documents being returned to Equiniti by the required deadline (being 5.00 p.m. UK time on 1 December 2022), Equiniti will arrange for the relevant Ordinary Shares to be transferred to and through Equiniti’s CREST account to the CREST account of the Custodian, which has been appointed by the Depositary to hold the Ordinary Shares upon deposit, so that the Depositary can arrange to deliver the corresponding number of ADSs. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a custody account for the benefit of the holders and beneficial owners of ADSs.

•

Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting will not incur a UK stamp duty, or SDRT, charge. However, it is expected that shareholders who elect to deposit their Ordinary Shares for delivery of ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited, to the UK taxation authority, HMRC.

•

Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to $0.05 per ADS. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares in connection with the AIM Delisting on or prior to 14 December 2022 (or such other date as when the AIM Delisting takes effect).

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate deposits of Ordinary Shares at the shareholder’s convenience.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to deposit their Ordinary Shares for delivery of ADSs, should contact their broker without delay to request that their Ordinary Shares are deposited. The Company advises holders of Ordinary Shares to seek independent financial advice regarding the AIM Delisting and the deposit of their Ordinary Shares for delivery of ADSs.

Information on the process to deposit Ordinary Shares for delivery of ADSs and the forms to be completed accompany the Circular. The information and contacts at the Company’s Receiving Agent, Equiniti, in respect of completion of the Certificated Transfer Form for certificated holders, and the Company’s ADS Depositary, Citi, are included on the Company’s website at corporate.abcam.com.

Existing holders of ADSs who do not also hold Ordinary Shares do not need to take any action in connection with the AIM Delisting.

If the Resolution is not passed at the General Meeting, all documents provided to Equiniti or Citi in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Equiniti.

UK tax treatment

The Company cannot and does not provide any form of taxation advice to shareholders and therefore shareholders are strongly advised to seek their own taxation advice to confirm the consequences of continuing to hold unlisted Ordinary Shares or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for individuals who are UK tax resident and UK domiciled for relevant tax purposes is as follows but it should be noted that the position on certain points is not free from uncertainty and that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

•

The AIM Delisting should not, in itself, alter the classification of the Ordinary Shares in terms of whether these qualify as unlisted / unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules), recognising that in October 2020, the Company completed a direct listing of ADSs on NASDAQ. Shareholders should be aware that HMRC has not published any detailed guidance on the treatment of ’ADSs’ for inheritance tax purposes to date.

•

Under HMRC’s stated practice, those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company’s ADS Depositary, Citi, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will generally incur a UK stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

Further information in relation to the AIM Delisting

The Board believes that the proposed AIM Delisting is an appropriate next step for the Company and is in the best interests of shareholders as a whole. Further information about the process required to deposit Ordinary Shares for delivery of ADSs tradeable on Nasdaq, together with a set of Frequently Asked Questions, accompanies the Circular.

Action to be taken to deposit Ordinary Shares for delivery of ADSs

Shareholders are reminded that the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 13 December 2022. Any shareholder holding Ordinary Shares in certificated form who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting must submit their Certificated Transfer Form accompanying the Circular and their original share certificate(s) to Equiniti, so as to be received by Equiniti by no later than 5.00 p.m. on 1 December 2022 in accordance with the instructions in the form.

Any shareholder holding shares in CREST who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should contact their broker as soon as possible to deposit their Ordinary Shares.

If the Resolution is passed at the General Meeting, after AIM market close (4.30 p.m. London time) on 13 December 2022, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq listed ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

If the Resolution is not passed at the General Meeting, all documents provided to Equiniti or Citi in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Equiniti.

Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in connection with the AIM Delisting.

In respect of any queries regarding completion of the Certificated Transfer Form, a shareholder assistance advice line is being operated by the Company’s Receiving Agent, Equiniti, which can be accessed by all shareholders on +44 (0) 333-207-5963. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 8.30 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

Application of the City Code following the AIM Delisting

Following the AIM Delisting shareholders will continue to benefit from the protection afforded by the Companies Act 2006 (as the Company remains incorporated in England and Wales). In addition, the Company may benefit from any applicable protections afforded by virtue of the Nasdaq listing of ADSs, as well as any applicable rules and regulations of the SEC.

The Panel on Takeovers and Mergers (“Panel”) has confirmed to the Company that following the AIM Delisting, based on the current composition of the Board, the City Code on Takeovers and Mergers (“City Code”) will not apply to the Company. However, the City Code could apply to the Company in the future if any changes to the Board composition result in the Panel considering that the Company has its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man).

The City Code is issued and administered by the Panel. Abcam plc is a company to which the City Code applies and its shareholders are accordingly entitled to the protections afforded by the City Code. The City Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets. You can view a copy of the code at https://www.thetakeoverpanel.org.uk/the-code.

Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code will only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

Shareholders should note that, if the AIM Delisting becomes effective and the City Code ceases to apply to the Company, they will not receive the protections afforded by the City Code in the event that there is a subsequent offer to acquire their shares.

Brief details of the Panel, the City Code and the protections given by the City Code are described in Appendix A to the Circular. Before giving your approval to the AIM Delisting, you may want to take independent professional advice from an appropriate independent financial adviser.

Shareholder questions

If you would like to ask a question of the Board relating to the business of the General Meeting, we invite you to send it by email to Company.Secretary@abcam.com. We will endeavour to respond to all questions asked via email after the General Meeting. Answers to common questions asked will also be published on the Company’s website.

The General Meeting

A notice convening the General Meeting, which is to be held at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX United Kingdom at 2.00 p.m. (London time) on 11 November 2022 is set out at the end of the Circular. At the General Meeting, the Resolution will be proposed as a special resolution.

Recommendation

Your Board believes that the resolution contained in the Notice of Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the Board unanimously recommends that shareholders vote in favour of the resolution to be proposed at the General Meeting, as the Company’s Directors intend to do in respect of their own beneficial shareholdings in the Company

Expected Timetable

Dispatch of the Circular and the accompanying documents	17 October 2022

Latest date for receipt of proxy voting instructions and (if applicable) hard copy forms of proxy	2.00 p.m. on 9 November 2022

General Meeting	2.00 p.m. on 11 November 2022

Last date for receipt by the Registrar from certificated shareholders of duly completed Certificated Transfer Forms and original share certificates	5.00 p.m. on 1 December 2022

Latest date for receipt by the Depositary from CREST holders of duly completed issuance forms	5.00 p.m. on 1 December 2022

Expected date for issuance of ADSs to block transfer participants	12 December 2022

Expected date of mailing of ADS confirmations to shareholders by the Depositary	13 December 2022

Last day of dealings in the Ordinary Shares on AIM	13 December 2022

Cancellation of admission to trading on AIM of the Ordinary Shares	7.00 a.m. on 14 December 2022

Notes

(1)	References to time in this announcement are to London time unless otherwise stated.
(2)

Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

(3)

All steps after the General Meeting are dependent on the Resolution being passed at the General Meeting. If the Resolution is not passed at the General Meeting, all documents provided to the Registrar and/or the Depositary in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by the Registrar.

Disclaimer

This announcement contains inside information as defined for the purposes of Article 7 of Regulation (EU) no. 596/2014, as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (“UK MAR”).

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares or ADSs, nor shall there be any sale of the Ordinary Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Neither this announcement nor the Circular forms part of an offer of transferable securities to the public in the United Kingdom and no prospectus has been, or is required to be, submitted to the FCA for approval.

Numis Securities Limited, which is a member of the London Stock Exchange, is authorised and regulated in the UK by the Financial Conduct Authority and is acting as nominated adviser to the Company and no one else for the purposes of the AIM Rules in connection with the AIM Delisting. Numis is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to its customers or for advising any other person on the contents of this announcement or the AIM Delisting. Numis is not responsible for the contents of this announcement. Numis’ responsibilities as the Company’s nominated adviser under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company, any Director, or to any other person.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the implications of the AIM Delisting on the trading of the Company’s equity securities and related timing, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the risk that anticipated trading volume in the Company’s equity securities on Nasdaq may not materialise; and the important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended 31 December 2021, which is on file with the U.S. Securities and Exchange Commission (“SEC”) and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Enquiries:

Abcam plc Alan Hirzel, Chief Executive Officer Michael Baldock, Chief Financial Officer Tommy J. Thomas, CPA, Vice President, Investor Relations	+44 (0) 1223 696 000
Numis - Nominated Advisor & Joint Corporate Broker Freddie Barnfield / Duncan Monteith	+ 44 (0) 20 7260 1000
Morgan Stanley - Joint Corporate Broker Tom Perry / Luka Kezic	+ 44 (0) 20 7425 8000
FTI Consulting Ben Atwell / Julia Bradshaw / Lydia Jenkins	+ 44 (0) 20 3727 1000

About Abcam

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).